CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 30, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company containing (i) information provided by the directors of the Company in connection with matters proposed to be resolved at the annual general meeting (“AGM”) of the Company to be held on December 29, 2005: the re-election of retiring directors, the renewal of general mandates to the Company’s directors to, on behalf of the Company, allot, issue or otherwise deal with, and to repurchase shares of the Company, the re-appointment of the Auditors and amendments to the Company’s articles of association; and (ii) a notice of the AGM together with a form of proxy for the AGM.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: November 30, 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of proxy at once to the purchaser or transferee or the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

PROPOSALS FOR

RE-ELECTION OF RETIRING DIRECTORS

AND

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

AND

RE-APPOINTMENT OF AUDITORS

AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice convening the Annual General Meeting of City Telecom (H.K.) Limited to be held at Crystal Room 1, Holiday Inn, Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2005 at 11:00 a.m. is set out on pages 14 to 18 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending the meeting.

30th November 2005

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”	the annual general meeting of the Company to be held at Crystal Room 1, Holiday Inn, Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2005 at 11:00 a.m.;

“Annual Report”	the annual report of the Company for the year ended 31 August 2005;

“Articles of Association”	the articles of association of the Company;

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	the board of Directors;

“Company”	City Telecom (H.K.) Limited;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	25th November 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Ordinance”	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Share Repurchase Rules”	the applicable provisions under the Listing Rules to regulate the repurchase by companies of their own securities listing on the Stock Exchange;

“Share(s)”	share(s) of HK$0.10 each in the share capital of the Company;

“Shareholder(s)”	registered holder(s) of Share(s);

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholder”	has the meaning ascribed thereto under the Listing Rules;

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers; and

“%”	per cent.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

Directors:	Registered Office:
Wong Wai Kay, Ricky	Level 39
Cheung Chi Kin, Paul	Tower I, Metroplaza
Sio Veng Kuan, Corinna	No. 223 Hing Fong Road
Cheng Mo Chi, Moses+	Kwai Chung
Lee Hon Ying, John*	New Territories
Chan Kin Man*	Hong Kong
Peh Jefferson Tun Lu*

+	non-executive director
*	independent non-executive directors

30th November 2005

To the Shareholders

Dear Sirs/Madams,

PROPOSALS FOR

RE-ELECTION OF RETIRING DIRECTORS

AND

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

AND

RE-APPOINTMENT OF AUDITORS

AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

I.	INTRODUCTION

The Company will propose at the AGM resolutions to, inter alia, re-elect retiring Directors; grant to Directors general mandates to issue Shares and to repurchase its own Shares upon the expiry of the current general mandates to issue Shares and to repurchase Shares granted to the Directors at the annual general meeting held on 29 December 2004; re- appoint auditors and amend the Articles of Association of the Company.

The purpose of this circular is to give you notice of the AGM and to provide you with further information reasonably necessary for you to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

II.	RE-ELECTION OF RETIRING DIRECTORS

Pursuant to the Articles of Association, Mr Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul will retire at the AGM and, being eligible, will offer themselves for re-election. The Board proposes to re-appoint Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul as Directors at the AGM. Biographical details of each of Mr Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul are set out in Appendix II to this circular.

III.	GENERAL MANDATES

At the annual general meeting of the Company held on 29 December 2004, general mandates were given to the Directors to exercise all powers of the Company, inter alia, (i) to repurchase Shares the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on 29 December 2004 and (ii) to allot, issue and deal with Shares not exceeding the sum of 20% of the aggregate nominal amount of the issued share capital of the Company on 29 December 2004 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the then issued share capital of the Company) of any Shares repurchased by the Company.

Under the terms of the Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the AGM, unless renewed at that meeting. Resolutions set out as resolutions No.5 to 7 in the notice of the AGM will be proposed at the AGM to renew these mandates. With reference to these resolutions, the Directors wish to state that they have no immediate plans to repurchase any Shares or to issue any new Shares pursuant to the relevant mandates.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase of Shares is set out in Appendix I to this circular. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

IV.	RE-APPOINTMENT OF AUDITORS

As disclosed in an announcement of the Company dated 13 May 2005, KPMG was appointed as auditors of the Company to fill casual vacancy until the conclusion of the forthcoming annual general meeting. It is therefore proposed to seek your approval by way of ordinary resolution to be proposed at the AGM to approve the re-appointment of KPMG as auditors of the Company for the forthcoming year.

V.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Stock Exchange has announced a number of amendments to the Listing Rules which, subject to certain transitional arrangements, came into effect on 1 January 2005.

LETTER FROM THE BOARD

In the circumstances, in order to bring the Articles of Association of the Company in line with the Listing Rules, the Directors propose to the shareholders to approve a special resolution at the Annual General Meeting to amend the existing articles 91, 92 and 96 of the Articles of Association requiring every Director to retire by rotation at least once every three years and requiring all Directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

Details of the proposed amendments to the Articles of Association are set out in resolution No.8 of the AGM Notice.

VI.	ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 14-18 of this circular. A form of proxy for use at the AGM is enclosed.

Whether or not you intend to attend the AGM, you are requested to complete and return the form of proxy accompanying the notice of the AGM in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the AGM. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Pursuant to Article 71 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand of a poll) a poll is properly demanded or is required under the Listing Rules or any other applicable law or regulations. Subject to the Companies Ordinance, a poll may be demanded by:–

(a)	the chairman of the meeting; or

(b)	at least three members present in person or by proxy and entitled to vote; or

(c)	any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d)	any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

LETTER FROM THE BOARD

VII.	RECOMMENDATION

The Directors believe that the re-election of the retiring Directors, the granting of the general mandates to issue and to repurchase Shares, the re-appointment of auditors and the proposed amendments to the Articles of Association are all in the interests of the Company and the Shareholders as a whole and accordingly, the Directors recommend you to vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Wong Wai Kay, Ricky
Chairman

APPENDIX I	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules to be sent to the Shareholders in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance.

SHARE REPURCHASE RULES

The Share Repurchase Rules provide that all proposed repurchase of securities by a company with listing on the Stock Exchange must be approved in advance by an ordinary resolution of its shareholders in general meeting, either by way of a general mandate or by a specific approval of a particular transaction. A maximum of 10% of the fully paid-up securities of a company as at the date of the passing of the relevant resolution may be repurchased on the Stock Exchange.

SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of the Company comprised 2,000,000,000 Shares and the number of Shares in issue was 614,125,404.

Subject to passing of the relevant ordinary resolution and on the basis that no further Shares will be issued or repurchased prior to the AGM, the Company would be allowed to repurchase a maximum of 61,412,540 Shares, equivalent to 10% of the issued share capital of the Company during the Relevant Period (as hereinafter defined) in which the general mandate to repurchase Shares remains in force. Any Shares repurchased pursuant to the general mandate to repurchase Shares must be fully paid-up.

“Relevant Period” means the period from the date of the passing of the relevant ordinary resolution on the general mandate to repurchase Shares until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association, or the laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the aforesaid ordinary resolution is revoked or varied by the passing of an ordinary resolution of the Shareholders in general meeting.

APPENDIX I	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to have a general authority from Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders as a whole.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the Articles of Association and the laws of Hong Kong. The laws of Hong Kong provide that the amount of capital repaid in connection with a Share repurchase may only be paid out of either the profits that would otherwise be available for dividends or the proceeds of a fresh issue of shares made for that purpose. The premium payable on a repurchase of Shares may only be paid out of either the profits that would otherwise be available for dividends or out of the share premium account of the Company. It is envisaged that any such repurchase of Shares would be appropriately financed by the Company’s distributable profits.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time inappropriate for the Company.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the repurchase mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.

DIRECTORS’ DEALING

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have any present intention, in the event that the proposed repurchase mandate is granted by the Shareholders, to sell the Shares to the Company.

APPENDIX I	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

CONNECTED PERSONS

No connected person of the Company has notified the Company that he has a present intention to sell the Shares held by him to the Company, or has undertaken not to do so, in the event that the proposed repurchase mandate is granted by the Shareholders.

EFFECT OF THE TAKEOVERS CODE

If as a result of a Share repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert (depending on the level of increase of Shareholder’s interests) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. As at the Latest Practicable Date, the controlling Shareholders, Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul, together with their associates (including Top Group International Limited) beneficially owned 345,262,999 Shares representing approximately 56.22% of the total issued share capital of the Company and their shareholding will be increased to approximately 62.47% of the total issued share capital of the Company if the repurchase mandate is exercised in full. The Directors believe that by such increase such Shareholders together with their associates would not become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

No repurchase would be made by the Company of the Shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25% of the issued share capital of the Company being in public hands.

SECURITIES REPURCHASES MADE BY THE COMPANY

No repurchase has been made by the Company of the Shares on the Stock Exchange in the six months prior to the Latest Practicable Date.

APPENDIX I	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the twelve months up to the Latest Practicable Date were as follows:

	Shares
Month	Highest price	Lowest price
	HK$	HK$
2004
December	1.620	1.490

2005
January	1.530	1.360
February	1.500	1.390
March	1.500	1.300
April	1.300	0.860
May	0.920	0.790
June	0.960	0.790
July	0.930	0.830
August	0.900	0.800
September	0.860	0.780
October	1.000	0.760
November up to the Latest Practicable Date	0.900	0.620

APPENDIX II	DETAILS OF DIRECTORS TO BE RE-ELECTED

In accordance with the Articles of Association, the following Directors will retire from office at the AGM and, being eligible, will offer themselves for re-election:–

1.	Mr. WONG Wai Kay, Ricky (“Mr. Wong”), aged 43, is the co-founder and chairman of the Company. He is responsible for the Group’s overall strategic planning and management. Mr. Wong is also a director of the following subsidiaries of the Company.

Attitude Holdings Limited

Automedia Holdings Limited

BBTV Company Limited

City Telecom (Canada) Incorporated

City Telecom (USA) Inc.

City Telecom International Limited

Credibility Holdings Limited

CTI Guangzhou Customer Services Co. Limited*

CTI International Limited

CTI Marketing Company Limited

Excel Billion Profits Limited

Global Courier Company Limited

Golden Trinity Holdings Limited

Hong Kong Broadband Digital TV Limited

Hong Kong Broadband Network Limited

Hong Kong Broadband Phone Limited

Hong Kong Broadband Television Company Limited

Hong Kong Television Network Limited

IDD 1600 Company Limited

Warwick Gold Enterprises Limited

*	The company has only registered its Chinese name. The English name is an unregistered translation.

Mr. Wong holds a bachelor’s degree in science from the Chinese University of Hong Kong and has over 20 years’ experience in the telecommunications and computer industries. Mr. Wong has worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding of the Group.

Mr. Wong is the independent non-executive director of Bossini International Holdings Limited (HKEX Ticker Symbol: 0592), and is a member of the Advisory Committee for the studies of Electronic Engineering of the Chinese University of Hong Kong. Save as mentioned above, Mr. Wong did not hold any directorship in other listed company in the past 3 years.

Mr. Wong is a first cousin of Mr. Cheung Chi Kin, Paul, the Company’s managing director. Mr. Wong is interested as to approximately 35% of the

APPENDIX II	DETAILS OF DIRECTORS TO BE RE-ELECTED

share capital of Top Group International Limited (“Top Group”), which is in turn interested in 318,516,999 Shares, representing approximately 51,87% of the issued share capital of the Company. Save as disclosed above, Mr. Wong does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Wong has direct personal interest of 11,794,000 Shares, family interest of 3,098,000 Shares, corporate interest, through Top Group, of 318,516,999 Shares and through Bullion Holdings Limited (of which Mr. Wong owns 100% interests) of 1,346,000 Shares and 8,000,000 share options of the Company, within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. Wong entered into a service contract with the Company. He has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to the Articles of Association of the Company. His emoluments (as mentioned below) are determined with reference to his duties and responsibilities within the Group and are subject to review by the Remuneration Committee, a board committee established under the Articles of Association with reference to his duties and responsibilities within the Group. For the financial year ended 31st August 2005, Mr. Wong received a salary of HK$5,856,000, a discretionary bonus of HK$418,000, and HK$585,000 pension contribution pursuant to the pension scheme maintained by the Company.

Save as disclosed above, Mr. Wong has confirmed that there are no other matters that need to be brought to the attention of the shareholders.

2.	Mr. CHEUNG Chi Kin, Paul (“Mr. Cheung”), aged 48, is the co-founder and managing director of the Company. He is responsible for the Group’s day-to-day operations and technological research, development and support activities. Mr. Cheung is also a director of the following subsidiaries of the Company. Save as mentioned above, Mr. Cheung did not hold any directorship in other listed company in the past 3 years.

Attitude Holdings Limited

Automedia Holdings Limited

BBTV Company Limited

City Telecom (Canada) Incorporated

City Telecom (USA) Inc.

City Telecom International Limited

Credibility Holdings Limited

CTI Guangzhou Customer Services Co. Limited*

CTI International Limited

CTI Marketing Company Limited

Excel Billion Profits Limited

Global Courier Company Limited

Golden Trinity Holdings Limited

APPENDIX II	DETAILS OF DIRECTORS TO BE RE-ELECTED

Hong Kong Broadband Digital TV Limited

Hong Kong Broadband Network Limited

Hong Kong Broadband Phone Limited

Hong Kong Broadband Television Company Limited

Hong Kong Television Network Limited

IDD 1600 Company Limited

Warwick Gold Enterprises Limited

*	The company has only registered its Chinese name. The English name is an unregistered translation.

Mr. Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 25 years’ experience in the telecommunications and computer industries. Mr. Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the chairman of the Company. Mr. Cheung is interested as to approximately 35% of the share capital of Top Group, which is in turn interested in 318,516,999 Shares, representing approximately 51.87% of the issued Share Capital of the Company. Save as disclosed above, Mr. Cheung does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

Mr. Cheung has direct personal interest of 10,508,000 Shares, corporate interest, through Top Group, of 318,516,999 Shares and 8,000,000 Share options of the Company, within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. Cheung entered into a service contract with the Company. He has no fixed term of service with the Company but will be subject to rotational retirement and re-election requirements at annual general meeting pursuant to the Articles of Association of the Company. His emoluments (as mentioned below) are determined with reference to his duties and responsibilities within the Group and are subject to review by the Remuneration Committee, a board committee established under the Articles of Association with reference to his duties and responsibilities within the Company. For the financial year ended 31st August 2005, Mr. Cheung received a salary of HK$5,856,000 and a discretionary bonus of HK$418,000 and HK$585,000 pension contribution pursuant to the pension scheme maintained by the Company.

Save as disclosed above, Mr. Cheung has confirmed that there are no other matters that need to be brought to the attention of the shareholders.

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 1137)

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting of the Company will be held at Crystal Room 1, Holiday Inn, Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2005 at 11:00 a.m. for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2005;

2.	To re-elect Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul as directors;

3.	To authorise the board of directors to fix the directors’ remuneration;

4.	To re-appoint auditors and to authorise the directors to fix their remuneration; and

As Special Business

5.	To consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:–

“ THAT:–

(a)	subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

  “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT:–

(a)	subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this resolution:–

  “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT, subject to the passing of resolutions No.5 and 6 above, the authority granted to the directors of the Company pursuant to resolution No.5 above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate nominal amount of shares in the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No.6 above, provided that such extended amount so repurchased shall not be more than 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution.”

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution of the Company:

“THAT the Articles of Association of the Company be and are hereby amended by the following manner:

(a)	Article 91

  By adding the following sentence to the last sentence of the existing Article 91:–

  “Any Director so appointed shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election.”

NOTICE OF ANNUAL GENERAL MEETING

(b)	Article 92

  By deleting the last sentence of the existing Article 92 and substituting therefor the following sentence:–

  “Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election.”

(c)	Article 96

  By deleting the existing Article 96 in its entirety and substituting the following therefor:–

“96.	At every annual general meeting, one third of the Directors or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office, but if there are fewer than three directors, they shall retire, provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years.”

and THAT any Director of the Company be and is hereby authorised to take such further action as he/she may, in his/her sole and absolute discretion, think fit for and on behalf of the Company to implement the aforesaid amendments to the existing articles of association of the Company.”

The proposed amendments to the Articles of Association require every Director to retire by rotation at least once every three years and requiring all Directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 30th November 2005

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 1137)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

(or any adjournment thereof)

I/We(Note 1)                                                                                                                                                                                                  of                                                                                                                                                                                                                   being the registered holder(s) of(Note 2)                      shares (the “Shares”) of HK$0.10 each in the share capital of City Telecom (H.K.) Limited (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or(Note3)                          of                                                                                                                                                                                                                       as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting (the “Meeting”) of the Company to be held at Crystal Room 1, Holiday Inn, Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2005 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions and the special resolution as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated(Note 4):–

RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
1. To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2005.
2. To elect the directors of the Company:
(a) Mr. Wong Wai Kay, Ricky
(b) Mr. Cheung Chi Kin, Paul
3. To authorise the board of directors to fix the directors’ remuneration.
4. To appoint the auditors and to authorise the board of directors to fix their remuneration.
5. To grant a general mandate to the directors to issue shares of the Company.
6. To grant a general mandate to the directors to repurchase shares of the Company.
7. To extend the general mandate to issue securities in resolution no.5 by the amount of shares repurchased under the general mandate to repurchase shares in resolution no.6.
8. To amend the articles of association of the Company.

Date _______________	Signature(Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.
2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3.	If any proxy other than the Chairman of the Meeting is preferred, strike out “HEREBY APPOINT THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. If no name is inserted, the Chairman of the Meeting will, subject to the limitation as hereinafter mentioned, act as your proxy. Under the articles of association of the Company, a resolution put to the meeting shall be decided in the first instance on a show of hands unless a poll is properly demanded, and on a show of hands, every member present in person or being a corporation by a duly authorised representative shall have one vote.
4.	IMPORTANT: If you wish to vote for a resolution, tick in the box marked “For”. If you wish to vote against a resolution, tick in the box marked “Against”. If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.
7.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.
8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.	Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.